SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in its Charter)

Ireland	98-1032470
(State of Incorporation or Organization)	(IRS Employer Identification Number)

Fifth Floor, Waterloo Exchange, Waterloo Road,

Dublin 4, Ireland

(Address of Principal Executive Offices)

011-353-1-634-7800

(Registrant’s telephone number, including area code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates:

[N/A]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Ordinary Share Purchase Rights	NASDAQ

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On April 5, 2017, Jazz Pharmaceuticals plc (the “Company”) entered into a Rights Agreement, dated as of April 5, 2017 (the “Rights Agreement”), with Computershare Trust Company, N.A., as rights agent. The Board of Directors of the Company (the “Board”) has authorized the issuance of one ordinary share purchase right (a “Right”) for each outstanding ordinary share, par value $0.0001 per share, of the Company (the “ordinary shares”). The Rights will be issued on April 17, 2017 to the shareholders of record on that date.

The Board has adopted the Rights Agreement to enable all shareholders of the Company to realize the long-term value of their investment in the Company and to guard against attempts to acquire control of the Company at an inadequate price. In general terms, the Rights Agreement works by causing significant dilution to any person or group that acquires 10% (or 20% in the case of a “13G Investor” as defined in the Rights Agreement) or more of the outstanding ordinary shares of the Company without the prior approval of the Board. The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all shareholders. Rather, the Rights Agreement aims to provide the Board with adequate time to fully assess any takeover proposal and therefore comply with its fiduciary duties and to encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. The Rights Agreement was adopted in response to the takeover environment in general, particularly in light of the settlement agreement disclosed by the Company on April 5, 2017, and is not in response to any specific approach to the Company or perceived imminent takeover proposal for the Company. The issuance of Rights is not taxable to the Company or to shareholders and will not affect reported earnings per share. A summary of the terms of the Rights Agreement follows.

The Rights. The Rights will initially trade with, and will be inseparable from, the ordinary shares. The Rights are evidenced only by certificates or book-entry credits that represent ordinary shares. New Rights will accompany any new ordinary shares the Company issues after the Record Date until the earlier of the Distribution Date described below and any redemption or expiration of the Rights.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (or 20% in the case of a “13G Investor,” as defined in the Rights Agreement) or more of our outstanding ordinary shares.

The date when the Rights become exercisable is referred to as the “Distribution Date.” Until that date, the certificates or book-entry credits that represent ordinary shares will also evidence the Rights, and any transfer of ordinary shares will constitute a transfer of Rights. After that date, the Rights will separate from the ordinary shares and be evidenced by book-entry credits. Any Rights held by an Acquiring Person are void and may not be exercised.

Exercise Price. Each Right will allow its holder to purchase from the Company one ordinary share for $600 (the “Exercise Price”), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Beneficial Ownership. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying ordinary shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of the Company’s ordinary shares equivalent to the economic exposure created by the derivative position, to the extent actual ordinary shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

Shares held by Affiliates and Associates (each as defined in the Rights Agreement) of an Acquiring Person, and Notional Ordinary Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $600, purchase ordinary shares of the Company with a market value of $1,200, based on the market price of the ordinary shares prior to such acquisition.

•	Reduction in Exercise Price. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding ordinary shares, the Board may provide that each Rights holder, other than the Acquiring Person, will have the right to receive, upon exercise of a Right, one ordinary share for a purchase price of $1.00 per ordinary share. If the Board makes such a determination, the option of a Rights holder to so exercise Rights shall be in addition to, but not in duplication of, any rights of holders to exercise Rights as described in “Flip In” above.

•	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $600, purchase shares of the acquiring company with a market value of $1,200, based on the market price of the acquiring company’s stock, prior to such transaction.

Expiration. The Rights will expire on April 5, 2018.

Redemption. The Board may redeem the Rights without consideration therefor at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights.

Anti-Dilution Provisions. The Board may adjust the purchase price of the ordinary shares, the number of ordinary shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the ordinary shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

Item 2.	Exhibits.

4.1	Rights Agreement, dated as of April 5, 2017, between Jazz Pharmaceuticals plc and Computershare Trust Company, N.A., which includes the form of Ownership Statement as Exhibit A and the Summary of Rights to Purchase Ordinary Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 5, 2017).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
Suzanne Sawochka Hooper
Executive Vice President and General Counsel

Dated: April 5, 2017

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of April 5, 2017, between Jazz Pharmaceuticals plc and Computershare Trust Company, N.A., which includes the form of Ownership Statement as Exhibit A and the Summary of Rights to Purchase Ordinary Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 5, 2017).